EXHIBIT 99.12

CONSENT OF MINE DEVELOPMENT ASSOCIATES, INC.

The undersigned, on behalf of Mine Development Associates, Inc. (“Mine Development”), hereby consents to: (i) the use of the written disclosure derived from the Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico dated April 29, 2016 in Americas Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2018 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of Mine Development’s name in the AIF and 40-F.

Dated: March 29, 2019

/s/Mine Development Associates

Mine Development Associates